Mail Stop 3561

April 13, 2009

Mitchell Rubenstein, Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, FL 33431

> Re: Hollywood Media Corp.
>   Form 10-K for Fiscal Year Ended December 31, 2007
>   Filed March 17, 2008
>   File No. 1-14332

Dear Mr. Rubenstein:

       We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director